Mercury Select Growth

This proposal has passed

			Final Proxy Results - Mercury Select Growth Fund
			Meeting Date: July 12, 2002

			Record Date: April 22, 2002
			As of: July 12, 2002

				Units Voted

			Votes Needed
	Shares Needed	Outstanding	50% + 1 of				Total Units
	To Pass	Shares	Outstanding Shares	For	Against	Abstain	Voted
All Classes

1) Reorganization between Mercury
Select Growth and Turner Large Cap	-121,664	837,332	418,667	540,331	3,511	417	544,259
Growth Opportunities Fund

Voting Requirements:
The Quorum consists of one-third of the shares of Mercury Select Growth Fund entitled to vote at the Meeting.

Proposal 1 requires the affirmative vote of the majority of the shares represented at the meeting